C-CUBED HOLDINGS, INC.
                       3550 Wilshire Boulevard, Suite 1280
                          Los Angeles, California 90010



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        INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES
           EXCHANGE ACT OF 1934 AND RULE 14f-1 PROMULGATED THEREUNDER

           NOTICE OF CHANGE IN THE MAJORITY OF THE BOARD OF DIRECTORS

                                  JUNE 11, 2001

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         NO VOTE OR OTHER ACTION OF THE SECURITY HOLDERS IS REQUIRED IN
        CONNECTION WITH THIS INFORMATION STATEMENT. NO PROXIES ARE BEING
         SOLICITED AND YOU ARE REQUESTED NOT TO SEND THE COMPANY A PROXY

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                                  INTRODUCTION

     This Information Statement is being mailed on or about June 11, 2001 to holders of record on May 29, 2001 of the shares of Common Stock, par value $.001 per share (the "Common Stock"), of C-Cubed Holdings, Inc. (f/k/a Cyberboy, Inc.), a Nevada corporation (the "Company"). It is being furnished in connection with a Stock Acquisition Agreement (the "Acquisition Agreement") between the
Company and shareholders of C-Cubed Solutions, Inc., a Delaware corporation ("Shareholders") that will result in the purchase, by the Company, of a controlling interest in C-Cubed Solutions, Inc., represented by the transfer of 94% of the outstanding shares of common stock of C-Cubed Solutions, Inc. from its existing shareholders in exchange for 21,537,299 shares of the Company's Common Stock. As a result of the change of control resulting from the Acquisition Agreement, the Company will accept the appointment of the following persons to new positions as follows: Marc Haberman as the President, Chief Operating Officer (COO) and a director, Louis Libin as a director, Daniel Louis Grossman as a director, Manosh Mathews as a Senior Vice President, Craig Pereira as Vice President Operations, Dr. Shirley Hereford as Vice President Training, Miss Kavitha Gopal Vice President and David Maryles, CPA as Chief Financial Officer (CFO) . Richard Surber and Maier Silver, currently directors, will remain as directors, Mr. Silver will remain as Treasurer, and Steve Durham will remain as CEO. The new directors will not begin their term, until after the expiration of the ten-day period beginning on the later of the date of the filing of this Information Statement with the Securities and Exchange Commission (the "SEC") pursuant to Rule 14f-1 of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), or the date of mailing of this Information Statement to the Company's stockholders.

     Because of the change in the composition of the Board, there will be a change in control of the Company on the date the new directors referred to above take office.




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     As of May 29, 2001,  the Company had  25,621,299  shares of $.001 par value
Common Stock issued and outstanding, the Company's only class of voting securities that would be entitled to vote for directors at a stockholder meeting if one were to be held, each share being entitled to one vote.

     Please read this Information Statement carefully. It contains certain biographical and other information concerning the executive officers and directors after the change of control contemplated by the Acquisition Agreement. Additional information about the Company is contained the Company's Report on Form 8-K which has been filed with the SEC. The Form 8-K and the accompanying exhibits may be inspected without charge at the public reference section of the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, DC 20549. Copies of this material also may be obtained from the SEC at prescribed rates. The SEC also maintains a website that contains reports, proxy and information statements and other information regarding public companies that file reports with the SEC. Copies of the Form 8-K may be obtained from the SEC's website at http://www.sec.gov.


                    INFORMATION WITH RESPECT TO THE COMPANY;
                 BACKGROUND OF THE ASSET ACQUISITION AGREEMENT;
                                CHANGE OF CONTROL

     On May 2, 2001, the Company entered into a Stock Acquisition Agreement ("Acquisition Agreement") with thirteen shareholders of C-Cubed Solutions, Inc.. Pursuant to the Acquisition Agreement, at closing, the Company shall acquire 94% control of the common stock of C-Cubed Solutions, Inc. in exchange for 21,537,299 shares of the Company's Common Stock (the "Acquisition"). The Company is presently authorized to issue 500,000,000 shares of Common Stock with a par value of $.001 of which, 24,621,299 shares are presently issued and outstanding.

     As a result of the  Acquisition  Agreement  and the change of  control  new directors and officers will be appointed as designated by the former shareholders of C-Cubed Solutions, Inc., to take office upon the date 10 days after the filing of this notice or the date of mailing to shareholders of the Company to serve until their respective successors are elected and qualify.

         SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

     The following table sets forth the number of shares of Common Stock beneficially owned (a) as of the date of this Information Statement and (b) reflect the results of the closing of the Acquisition Agreement by: (i) those persons or groups known to the Company who will beneficially own more than 5% of the Company's Common Stock; (ii) each director and director nominee; (iii) each executive officer whose compensation exceeded $100,000 in the year ended
December 31, 2000; (iv) each executive officer of the Company to assume office after the closing; and, (v) all directors and executive officers as a group. The information is determined in accordance with Rule 13d-3 promulgated under the Exchange Act based upon information furnished by persons listed or contained in filings made by them with the SEC. Except as indicated below, the stockholders listed possess sole voting and investment power with respect to their shares.


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                                               As of the date of this
                                               Information Statement

                                               AMOUNT AND
                                               NATURE OF
                                            BENEFICIAL OWNER   PERCENT OF
NAME OF BENEFICIAL OWNER                                          CLASS
Axia Group, Inc.
268 West 400 South, Suite 300
Salt Lake City, Utah 84101                     2,000,000          8.1%
Richard Surber   (2)(3)
268 West 400 South
Salt Lake City, Utah 84101
Marc Haberman (2)
171 South Mansfield Avenue
Los Angeles, CA 90036                          5,749,549          23.4%
Financial Management Ltd.
C/O Lowe Lippman
5 St. Kilda Road                               5,323,656          21.6%
St. Kilda 3182
Victoria, Australia
Maier Silver (2)
164 East 9th Street
Lakewood, NJ 08701                             2,129,473          8.6%
The Stefansky Family Limited Partnership
20 East 9th Street
Lakewood, NJ 08701                             3,194,201          13.0%
Katimon Partners
32 Chestnut Street
Farmingdale, NJ 07727                          1,818,572          7.4%
Eurofactors International
C/O Lowe Lippmann
5 St. Kilda Road                               1,405,457          5.7%
St. Kilda 3182
Victoria, Australia
All Executive officers and
Directors as a Group (2)
(3 persons)                                    7,879,022          32.0%
(1) Based on 24,621,299 shares of Common Stock actually outstanding as of the date of this Information Statement.
(2) Richard Surber is a Director, Marc Haberman is COO and a Director, Maier Silver is a Director.
(3) Richard Surber has signed an agreement to sell 1,000,000 shares to the Company in exchange for a cash payment of $5,000. This purchase will be finalized on or before June 29, 2001.

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                        DIRECTORS AND EXECUTIVE OFFICERS

The following information provides the name, ages, principal occupations for the past five years, business experience and their directorships with other corporations for the current directors and the new or proposed Officers and Directors.

Current Executive Officers and Directors


                        NAME                 AGE              POSITION
                        ----                 ---              --------
                    Steve Durham              54                 CEO
                   Richard Surber             28              Director
                    Maier Silver              38       Treasurer and Director


Proposed Executive Officers and Directors after the Closing


                        NAME                 AGE              POSITION
                        ----                 ---              --------
                    Steve Durham              54                 CEO
                   Marc Haberman              26     President, COO and Director
                    Maier Silver              38       Treasurer and Director
                    Louis Libin               43              Director
               Daniel Louis Grossman          51              Director
                 David Maryles, CPA           43       Chief Financial Officer
                   Manosh Mathew              31        Senior Vice President
                   Craig Pereira              30      Vice President Operations
                Dr. Shirley Hereford          40       Vice President Training
                 Ms. Kavitha Gopal            32           Vice President


Steve Durham, CEO. A 1975 Harvard MBA graduate, Steve brings 25 years of experience to C-Cubed, many with such blue chip companies as General Mills, J. Walter Thompson, and McCann-Erickson. He has held high ranking positions with such firms as publicly traded Nostalgia Television (now GoodTV), a basic cable network, as Senior Vice President of Sales/Marketing & Signatory and he served 5 years as Senior Vice President, Marketing for Geneva Corporation, the large M& A firm formerly owned by Chemical Bank of New York, now part of CitiGroup. Most recently he has served as COO of Westland Associates, a membership buying organization for 650 new car dealers and the COO of eCharityCash.com.

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Marc  Haberman,  President  and COO.  Marc  gained  his  experience  negotiating property deals in the New York real estate market, with a specialization in loan syndication. Marc was a partner at Taubenblatt & Co., a real estate finance and development company, based in New York. Marc previously was a partner in Greenwood Capital, a New Jersey based Venture fund. He helped to establish a school in Kishinev, Moldova for underprivileged youth. His experience there was critical in the development of plans of C-Cubed based on the realization that much of the work that was remunerated very highly in the U.S. could be done just as well in other places for a fraction of the cost. He holds a Bachelors degree in Talmudic Law from Beth Medrash Govoha.

Maier Silver, Treasurer and Director. Maier has been COO of K.I.D. International, an individual trading company based in Farmingdale, New Jersey from 1995 to the present. During his tenure the company realized exponential growth in both sales and productivity. He has valuable experience in the real estate field, particularly in the commercial/industrial sector, including renovation and new construction. From 1992-1995 he served as senior Talmudic lecturer at MKT in Belmar, New Jersey. He is a graduate of Makor Hatorah in Montreal, Canada with a post-graduate degree from BMG.

Louis Libin, Director. Louis is the founder and President of Broad Comm, Inc. a consulting group specializing in advanced television broadcast, interactive TV, satellite multicast, Internet protocol and wireless communications (clients include GE, NBC, CBS, The International Olympic Committee). Louis also served for three years as CTO for My Turn, Inc. (Ted Turner: Chairman), a Public Safety technology company and for 13 years was Director of Technology for NBC/General Electric/ Louis' activities on the part of the US Government include (1) Member of the Federal Communications Commission (FCC) Advisory Committee; (2) FCC Advisory Committee Spectrum Scenarios Group; (3) Chairman of FCC Advisory Group on Non-Traditional Wireless Requirements (OFDM); (4) US/Canadian Liaison Committee for Technical Border Treaty Issues (US State Department.); (5) State Department Advisory Group of Wireless Communications (CCIR SG11); and (6) U.S. State Department Technical Advisory Committee on East/West Relations.

Daniel Louis Grossman, Esq., Director. Daniel Louis Grossman was born November 21, 1950. A member of the New Jersey (1974) and New York (1985) bars, he has been a sole practitioner in Cranford, New Jersey since July 1987 where he focuses his practice on business litigation with a real estate focus. Mr. Grossman was a Deputy Attorney General in the New Jersey Division of Criminal Justice (1974-1977 and 1980-1983). Mr. Grossman was graduated from Rutgers Law School (Newark) in 1974 (J.D.) where he was research editor of the Rutgers Law Review and from the University of Pennsylvania in 1971. Mr. Grossman lives in Scotch Plains, New Jersey with his wife Sandra, who is also an attorney and two children, Michael a junior at Penn and Susannah, a junior in high school.

David Maryles, CPA, CFO. David has been working in the field of public accounting with diversified experience for many years. Currently he is the managing partner of Maryles & Co., a Certified Public Accounting firm based in New York, with offices in New York and New Jersey. He is proficient at developing financial feasibility studies and financing arrangements for new entities. Dealing with clients who are internet marketers, some exclusively so, has given him background in the field, and specific knowledge of the needs and costs of internet product support services. Added to his wealth of knowledge in this area, are his extensive professional contacts, which are an invaluable resource.

Manosh Mathew, Senior Vice President. Manosh is the CEO of the Indian subsidiary of C-Cubed Solutions, Inc. He brings a background of dealing with many multinational companies in his capacity as chief consultant for ABC Consulting, a respected firm in India. He had experience in startups as he opened offices
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around  India  and has  built his firm to being  among  the  leading  consulting companies in the country. Clients of his have included Apple Computers, Novell, SAP, and many others. He holds a Masters in Business Administration from the Indian Institute of Management, Hyderebad.

Craig Pereira, Vice President-Operations. Craig was one of the pioneers of outsourced customer relations and technical support in his position as Account Manager for the technical support team working for Compaq Computer Corp. at Brigade Solutions. Craig was prior to that Director of Syllabus Development at NIIT, India's largest technical training Institute. Craig holds a Master Degree in Computer Science from Christ College, Bangalore.

Dr. Shirley Hereford, Vice President Training. She has served as a Professor-Department of English at Jyoti Nivas College for 15 years. She has a Ph.D. in American Studies (Literature) from Bangalore University and also holds a Postgraduate certificate in the teaching of English from Central Institute of English and Foreign languages. In her current profession she has won the award for best junior research paper from IAAS National Award in 1999 and YMCA award for best script on women's issue 1998. She has also conducted extensive Conferences and Seminars on business communication and writing.

Ms. Kavitha Gopal, Vice President. Ms. Gopal has run Standard Chartered Bank's Customer Service 120 seat call center from April 1997 to date. She was actively involved in training and the development of the center. She developed the standards and practices that have been implemented and recognized as "best practice" for the Indian banking industry. She holds a degree in Master of Science from Bangalore University. Among her responsibilities have been conducting quarterly and annual customer satisfaction surveys and has had significant accomplishments in improving the Customer Satisfaction Indices for 1999.


                COMPLIANCE WITH SECTION 16(a) OF THE EXCHANGE ACT

     Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company's officers, directors and persons who beneficially own more than ten percent of a registered class of the Company's equity securities ("ten-percent stockholders") to file reports of ownership and changes in ownership with the Securities and Exchange Commission and the National Association of Securities Dealers, Inc. Officers, directors and ten-percent stockholders also are required to furnish the Company with copies of all Section 16(a) forms they file. To the Company's knowledge, based solely on its review of the copies of such forms furnished to it, the Company believes that all Section 16(a) reporting requirements were complied with by the Company's officers and directors during the year ended December 31, 2000.


                             EXECUTIVE COMPENSATION

     The following table sets forth the cash compensation paid by the Company, as well as certain other compensation paid or accrued, during the fiscal years ended December 31, 2000, 1999, and 1998 to the Executive Officers of the Company whose compensation was $100,000 or greater during the fiscal year ending December 31, 2000.


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

                                     Annual Compensation (1)       Long Term Compensation (1)

                                                                                AWARDS        PAYOUTS
Name and Principal      Year   Salary  Bonus     Other Annual   Restricted    Securities      LTIP          All Other
Position                       ($)     ($)       Compensation   Stock         Underlying      Payouts ($)   Compensation
                                                 ($)            Award(s) ($)  Options/ SARs                 ($)
                                                                              (#)
------------------------------ ------- --------- -------------- ----------------------------- ------------  ---------------
Richard Surber          2000     N/A      N/A         N/A            N/A            N/A           N/A           N/A (2)
President; Director     1999     N/A      N/A         N/A           1,000           N/A           N/A             N/A
                        1998     N/A      N/A         N/A            N/A            N/A           N/A             N/A
------------------------------ ------- --------- -------------- ----------------------------- ------------  ---------------

(1) No executive officer received compensation of $100,000 or greater in any fiscal year from 1997 to 2000.

             STANDING AUDIT, NOMINATING AND COMPENSATION COMMITTEES

     At present, the Board of Directors has no standing audit, nominating or compensation committees or committees performing similar functions.

                 CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

     At present, the Board of Directors is not aware of any related party transactions or relationships that are required to be disclosed to the shareholders.

                                LEGAL PROCEEDINGS

     The company is not a party to any pending or to the best of its knowledge, any threatened legal proceedings. No director, officer or affiliate of the Company, or owner of record or of more than five percent (5%) of the securities of the Company, or any associate of any such director, officer or security holder is a party adverse to the Company or has a material interest adverse to the Company in reference to pending litigation.


SUBMITTED BY THE BOARD OF DIRECTORS

/s/ Richard Surber
----------------------------
/s/ Maier Silver
----------------------------


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